maxis®

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

22 November 2004

Securities and Exchange Commission
Office of International Corporate Finance



04046321

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 October 2004 to 15 November 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 October 2004 to 15 November 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director
c.c. Mr. Chris Holland

Dipak Kaur
Secretary

dlw 11/30

Singap-1/51421/01

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular -.Maxis Employee Share Option Scheme	20 October 2004 26 October 2004 29 October 2004 01 November 2004 04 November 2004 08 November 2004	BMSB Listing Requirements	A
2. Change in Director's Interest Pursuant to Section 135 of the Companies Act, 1965 a) Y.A.M. Dato' Seri Syed Anwar Jamalullail b) Y.Bhg. Dato' Jamaludin Bin Ibrahim	25 October 2004 01 November 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) Tun Haji Mohammed Hanif Bin Omar	27 October 2004 03 November 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	C
4. General Announcement	25 October 2004 26 October 2004 29 October 2004 01 November 2004 03 November 2004 09 November 2004	BMSB Listing Requirements	D

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 27428 OF 2004

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**20/10/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 133,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 21 October 2004.

LISTING'S CIRCULAR NO. L/Q : 27538 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **26/10/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 187,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 28 October 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 27612 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **29/10/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 190,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 2 November 2004.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 27657 OF 2004

082-34780

RECEIVED

2004 NOV 30 A 10: 50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **01/11/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 85,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 3 November 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 27711 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **04/11/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 235,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 8 November 2004.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 27780 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **08/11/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 130,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 10 November 2004.

APPENDIX B

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-041020-57899**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/10/2004**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Y.A.M. Dato' Seri Syed Anwar Jamalullail (please also see remarks)**
Address	:	**Lot 75, Sri Cemerlang, Jalan 16/9, 46350 Petaling Jaya, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**18/10/2004**	**50,000**	**8.600**

Circumstances by reason of which change has occurred	:	**Disposal of shares**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**9,000**
Direct (%)	:	**0.0003**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**25/10/2004**
Remarks	:	

Y.A.M. Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965 082-34780
Reference No **MC-041027-55901**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/11/2004**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Y. Bhg. Dato' Jamaludin Bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas, 47000 Sungai Buloh, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**21/10/2004**	**25,000**	**8.600**
Disposed	**22/10/2004**	**25,000**	**8.600**

Circumstances by reason of which change has occurred	:	**Disposal of shares**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**400,000**
Direct (%)	:	**0.0161**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**01/11/2004**
Remarks	:	

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Reference No MC-041027-63087

Company Name : **MAXIS COMMUNICATIONS BERHAD**

Stock Name : **MAXIS**

Date Announced : **27/10/2004**

Particulars of substantial Securities Holder

Name : **Tun Haji Mohammed Hanif Bin Omar ("THO")**

Address : **No. 74, Jalan USJ 12/3B,**
47630 Subang Jaya,
Selangor Darul Ehsan.

NRIC/Passport No/Company No. : **390116-08-5111**

Nationality/Country of incorporation : **Malaysian**

Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd
20th Floor, Menara Bumiputra,
Jalan Melaka,
50100 Kuala Lumpur
In respect of 131,500 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**21/10/2004**	**131,500**	**8.600**

Circumstances by reason of which change has occurred :

Change in particulars of THO's direct beneficial equity interest in Maxis resulting from the disposal of 131,500 ordinary shares of RM0.10 each in Maxis as set out above herein representing 0.005% equity interest in Maxis.

There is no change to the number of shares over which the deemed interest is held.

THO is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.34% direct equity interest in the shares of Maxis.

HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, THO does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

THO is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his 99% direct equity interest in DTSB.

Therefore, THO has an aggregate of 13.42% equity interest in Maxis.

Nature of interest	:	**Direct**
Direct (units)	:	**131,500**
Direct (%)	:	**0.005**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**332,144,165**
Date of notice	:	**23/10/2004**

Remarks

Notification was received by the Company on 27 October 2004.

There is no change to the number of shares over which the deemed interest is held.

The Registered holders of the remaining Maxis shares over which THO has a deemed interest are set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 368,500 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965 082-34780
Reference No MC-041103-3137F

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	03/11/2004

Particulars of substantial Securities Holder

Name	:	Tun Haji Mohammed Hanif Bin Omar ("Tun Hanif")
Address	:	No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan.
NRIC/Passport No/Company No.	:	390116-08-5111
Nationality/Country of incorporation	:	Malaysian
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder
Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd
20th Floor, Menara Bumiputra,
Jalan Melaka,
50100 Kuala Lumpur
In respect of 68,800 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**26/10/2004**	**25,000**	**8.600**
Disposed	**27/10/2004**	**43,800**	**8.600**

Circumstances by reason of which change has occurred :

Change in particulars of Tun Hanif's direct beneficial equity interest in Maxis resulting from the disposal of 68,800 ordinary shares of RM0.10 each in Maxis as set out above herein representing 0.003% equity interest in Maxis.

There is no change to the number of shares over which the deemed interest is held.

Tun Hanif is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.34% direct equity interest in the shares of Maxis.

HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, Tun Hanif does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Tun Hanif is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his 99% direct equity interest in DTSB.

Therefore, Tun Hanif has an aggregate of 13.42% equity interest in Maxis.

Nature of interest	:	Direct
Direct (units)	:	68,800
Direct (%)	:	0.003
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	332,075,665
Date of notice	:	01/11/2004

Remarks

Notification was received by the Company on 3 November 2004.

There is no change to the number of shares over which the deemed interest is held following the above disposals.

The Registered holders of the remaining Maxis shares over which Tun Hanif has a deemed interest set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 300,000 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur

In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No MC-041103-61880

Amended Announcement

(Please refer to the ealier announcement reference number: MC-041027-63087)

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **03/11/2004**

Particulars of substantial Securities Holder

Name : **Tun Haji Mohammed Hanif Bin Omar ("Tun Hanif")**
Address : **No. 74, Jalan USJ 12/3B,**
47630 Subang Jaya,
Selangor Darul Ehsan.
NRIC/Passport No/Company No. : **390116-08-5111**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd
20th Floor, Menara Bumiputra,
Jalan Melaka,
50100 Kuala Lumpur
In respect of 131,200 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**21/10/2004**	**131,200**	**8.600**

Circumstances by reason of which change has occurred : **Change in particulars of Tun Hanif's direct beneficial equity interest in Maxis resulting from the disposal of 131,200 ordinary shares of RM0.10 each in Maxis as set out above herein representing 0.005% equity interest in Maxis.**

There is no change to the number of shares over which the deemed interest is held.

Tun Hanif is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.34% direct equity interest in the shares of Maxis.

HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, Tun Hanif does not have any economic interest over

these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Tun Hanif is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his 99% direct equity interest in DTSB.

Therefore, Tun Hanif has an aggregate of 13.42% equity interest in Maxis.

Nature of interest	:	Direct
Direct (units)	:	131,200
Direct (%)	:	0.005
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	332,144,465
Date of notice	:	01/11/2004

Remarks

Notification was received by the Company on 3 November 2004 and this notification supersedes that received by the Company on 27 October 2004 as Tun Hanif has advised that there was an error in the number of shares disposed on 21 October 2004 stated in his notification to the Company dated 23 October 2004..

There is no change to the number of shares over which the deemed interest is held following the above disposal.

The Registered holders of the remaining Maxis shares over which Tun Hanif has a deemed interest set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 368,800 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

APPENDIX D

General Announcement
Reference No **MC-041020-57582**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/10/2004**

Type : **Announcement**
Subject : **NOTIFICATION PURSUANT TO PARAGRAPH 14.09(a) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES") (the "LR") OF DEALINGS OUTSIDE CLOSED PERIOD**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 25 October 2004 pursuant to Paragraph 14.09(a) of the LR, from Y.A.M. Dato' Seri Syed Anwar Jamalullail*, an Independent Non-Executive Director of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

Disposal of 50,000 ordinary shares of RM0.10 each, representing 0.002% of the issued share capital of Maxis at RM8.60 each on 18 October 2004.

The total number of shares held by Y.A.M. Dato' Seri Syed Anwar Jamalullail* after the disposal is 9,000 shares.

*Y.A.M. Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

This announcement is dated 25 October 2004.

General Announcement
Reference No **MC-041026-59782**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/10/2004**

Type : **Announcement**
Subject : **Maxis Communications Berhad ("Maxis")**
Novation Agreements entered into between (i) Maxis Mobile Sdn Bhd ("MMSB"); and (ii) Malaysian Mobile Services Sdn Bhd ("MMS") with Multimedia Interactive Technologies Sdn Bhd ("MIT")

Contents :

1. Introduction

The Board of Directors of Maxis wishes to inform that its wholly-owned subsidiaries, MMSB and MMS have on even date entered into Novation Agreements (the "Agreements") with MIT whereby pursuant to the Agreements, MMSB, MMS and MIT (hereinafter referred to as the "Parties") had agreed that MMSB shall transfer, release and discharge all its rights and obligations under the existing agreements with MIT for the following transactions (the "Transactions") to MMS:-

	Nature of transaction	Estimated Value of transaction (Contract Value) (RM)
1.	Agreement for the provision of electronic bill presentment and payment services	- Monthly connection fee of RM20,000.00 - RM1 per transaction on monthly basis
2.	Addendum Agreement for the provision of electronic bill presentment and payment services	- Monthly connection fee of RM25,000.00 - Monthly platform fee of RM10,000.00 - Monthly bill payment fee: a) First 50,000: RM1 per transaction (b) 50,001 and above : RM0.50 per transaction

2. DETAILS OF THE PARTIES TO THE AGREEMENT

(i) MMS is a wholly-owned subsidiary of Maxis and is the provider of mobile telecommunications products and services.

MMSB is also a wholly-owned subsidiary of Maxis and is the operator of mobile telecommunications and provider of corporate support and service functions for the Group as well as carrying out special niche project(s) such as Universal Service Provision.

(ii) MIT is a wholly-owned subsidiary of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and is primarily engaged in the development and licensing of multimedia and interactive applications including provision of interactive activities.

MBNS in turn is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS plc ("Astro") via its 100% equity interest in AAAN (Bermuda) Limited ("AAAN Bermuda") and is the sole licensed provider of digital direct-to-home satellite multi-channel subscription television services in Malaysia under the Astro brand name.

The Transactions constitute recurrent related party transaction pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad by virtue of common directorship and shareholding of the Directors and Major Shareholders of Maxis and Astro as detailed in Part 6 of this Announcement.

3. SALIENT TERMS OF THE AGREEMENTS

Pursuant to the Agreements, commencing from 1 November 2003,

(i) MMSB will be released and discharged from its rights and obligations under the Agreements;

(ii) MMS will be bound by all the terms and conditions of the Agreements including all rights and obligations under the Agreements, in every way as if MMS was an original party to the Agreements in place of MMSB;

(iii) MIT hereby :

(a) releases and discharges MMSB from all past, present and future claims, demands, actions and proceedings in respect of the Agreements;

(b) accepts the liability of MMS to perform and comply with the terms and conditions of the Agreements in lieu of the liability of MMSB;

(c) agrees to be bound by the terms and conditions of the Agreements in every way as if MMS was an original party to the Agreement in place of MMSB; and

(d) agrees that all software licences granted to MMSB under the Agreements shall be transferred or novated to MMS.

4. RATIONALE

The execution of the Agreements is necessary to facilitate the internal reorganisation of the activities of those subsidiaries of Maxis with separate subsidiaries undertaking the separate functions of network facilities and network services provider, mobile applications services provider and corporate support and services provider ("Reorganisation Exercise").

For further information in relation to the Reorganisation Exercise, please refer to Maxis' announcements dated 8 August 2003, 13 October 2003 and 23 October 2003.

5. EFFECTS OF THE AGREEMENTS

The execution of the Agreements is not expected to have any effect on the share capital and substantial shareholders' shareholding and do not have any material effect on the earnings per share and net tangible assets of Maxis.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

6.1 The details of the interests of the Directors of Maxis and the nature of their relationships to the Parties of the Agreements are set out in the attached Appendix I.

6.2 The details of the interests of the Major Shareholders of Maxis and the nature of their relationships to the Parties in respect of the Agreements are set out in the attached Appendix II.

6.3 The details of the interests of the persons connected to Major Shareholders of Maxis and the nature of their relationships to the Parties of the Agreements are set out in the attached Appendix III.

Save as disclosed above, none of the Directors of Maxis and/or Major Shareholders and/or Persons Connected to them have any interest, direct or indirect, in the Agreements.

7. APPROVAL REQUIRED

The Agreements do not require the approval of the Company's shareholders or any governmental authorities.

8. STATEMENT BY THE BOARD OF DIRECTORS

The Board of Directors (with the exception of En. Augustus Ralph Marshall, En. Tan Poh Ching and En. Chan Chee Beng who are deemed interested in the Transactions) are of the opinion that the Agreements entered into are in the best interests of Maxis.

9. DOCUMENTS AVAILABLE FOR INSPECTION

The Agreements are available for inspection at the registered office of Maxis at Level 18 Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) for a period of 3 months from the date of this announcement.

This announcement is dated 26 October 2004.


AppendixI.doc


AppendixII.doc


AppendixIII.doc

Appendix I

	Directors	Nature of Relationship and details of the interests
1.	Augustus Ralph Marshall ("RM")	**Maxis** a) RM is a Director of Maxis. b) RM has a direct equity interest over 500,000 ordinary shares of RM0.10 each in Maxis ("Maxis Shares") representing 0.0202% of the share capital of Maxis held through a nominee. c) RM is a director of Usaha Tegas Sdn Bhd ("UTSB"), a major shareholder of Maxis and Astro. He does not have any equity interest in UTSB, MMS or MMSB. **Astro** a) RM is a director of Astro and subsidiaries of Astro including AAAN Bermuda, the immediate holding company of MBNS. He is the Deputy Chairman and the Group Chief Executive Officer of Astro as well as the Chief Executive Officer of AAAN Bermuda and MBNS. b) RM has an indirect equity interest over 1,000,000 ordinary shares of 10 pence each in Astro ("Astro Shares") representing 0.05% of the share capital of Astro held through a nominee. RM also holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued ordinary shares in Astro pursuant to the Astro's 2003 Employee Share Option Scheme and 1,500,000 options over unissued ordinary shares in Astro pursuant to the 2003 Management Share Incentive Scheme. He does not have any equity interest in AAAN Bermuda, MBNS or MIT.
2.	Tan Poh Ching ("TPC")	**Maxis** a) TPC is a Director of Maxis. b) TPC has a direct equity interest over 500,000 Maxis Shares representing 0.0202% of the share capital of Maxis held through a nominee. c) TPC is a director of UTSB, a major shareholder of Maxis and Astro. He does not have any equity interest in UTSB, MMS or MMSB. **Astro** a) TPC is a director of Astro and AAAN Bermuda. b) TPC has an indirect equity interest over 500,000 Astro Shares representing 0.03% of the share capital of Astro held through a

	Directors	Nature of Relationship and details of the interests
		nominee. He does not have any equity interest in AAAN Bermuda, MBNS or MIT.
3.	Chan Chee Beng ("CCB")	**Maxis** a) CCB is a Director of Maxis and several subsidiaries of Maxis. b) CCB has a direct equity interest over 500,000 Maxis Shares representing 0.0202% of the share capital of Maxis held personally. c) CCB is a director of UTSB, a major shareholder of Maxis and Astro. He does not have any equity interest in UTSB, MMS or MMSB. **Astro** a) CCB has a direct equity interest over 149,000 Astro Shares representing 0.0078% of the share capital of Astro. He does not have any equity interest in AAAN Bermuda, MBNS or MIT.
4.	Khoo Teng Bin ("KTB")	**Maxis** a) KTB was a Director of Maxis within the 12 months preceding the date on which the terms of the Transaction were agreed upon. b) KTB has a direct equity interest over 500,000 Maxis Shares representing 0.0202% of the share capital of Maxis held personally. c) KTB is a director of UTSB, a major shareholder of Maxis and Astro. He does not have any equity interest in UTSB, MMS or MMSB. **Astro** a) KTB has a direct equity interest over 297,500 Astro Shares representing 0.0155% of the share capital of Astro. He does not have any equity interest in AAAN Bermuda, MBNS or MIT.
5.	Tun Haji Mohammed Hanif bin Omar ("THO")	**Maxis** a) THO was a Director of Maxis within the 12 months preceding the date on which the terms of the Transaction were agreed upon. b) THO is a major shareholder of Maxis having a deemed equity interest over 329,775,665 Maxis Shares representing 13.35% of the share capital of Maxis in which Harapan Nusantara Sdn Bhd ("HNSB") has an interest by virtue of his interest over 250,000 shares of HNSB representing 25% of the issued and paid-up share

	Directors	Nature of Relationship and details of the interests
		capital of HNSB. HNSB is deemed to have an interest in all of the Maxis Shares in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd ("CMSB"), Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") ("HNSB Subsidiaries") have an interest by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the HNSB Subsidiaries. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, THO and HNSB do not have any economic interest in those Maxis Shares held by the HNSB Subsidiaries. c) THO is deemed to have an interest over the remaining 2,000,000 Maxis Shares representing 0.08% of the share capital of Maxis held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB. THO also has a direct equity interest over 500,000 Maxis Shares representing 0.0202% of the share capital of Maxis held through a nominee. d) THO does not have any equity interest in MMS or MMSB. **Astro** a) THO has a deemed equity interest over 177,446,535 Astro Shares representing 9.25% of the share capital of Astro in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Astro Shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Astro Shares under discretionary trusts for Bumiputera objects and as such THO and HTSB do not have any economic interest over these shares. Further, as THO and HTSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Astro they are not deemed to have an interest in the shares of AAAN Bermuda, MBNS or MIT .

	Directors	Nature of Relationship and details of the interests
6.	James Edward Alexander Brodie ("JB")	**Maxis** a) JB was a Director of certain subsidiaries of Maxis within the 12 months preceding the date on which the terms of the Transaction were agreed upon. b) JB is a director of a subsidiary company of UTSB, a major shareholder of Maxis and Astro. He does not have any equity interest in UTSB, MMS or MMSB. **Astro** a) JB does not have any equity interest in AAAN Bermuda, MBNS or MIT.

Appendix II

	Major Shareholders	Nature of Relationship and details of the interests
1.	Usaha Tegas Sdn Bhd ("UTSB"), Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp"), PanOcean Management Limited ("PanOcean"), Ananda Krishnan Tatparanandam ("TAK")	**Maxis** a) UTSB, PSIL, Excorp and PanOcean are major shareholders of Maxis with each having a deemed equity interest over 552,346,060 Maxis Shares representing 22.36% of the share capital of Maxis. b) TAK is a major shareholder of Maxis with a deemed equity interest over 779,456,803 Maxis Shares representing 31.55% of the share capital of Maxis. c) TAK is a director of PanOcean, Excorp and UTSB, the major shareholders of Maxis and Astro. **Astro** a) UTSB, PSIL, Excorp and PanOcean are major shareholders of Astro with each having a deemed equity interest over 479,619,973 Astro Shares representing 25% of the share capital of Astro, of which 389,085,872 and 90,534,101 Astro Shares representing 20.28% and 4.72% of the share capital of Astro are held by All Asia Media Equities Ltd through a nominee and Usaha Tegas Entertainment Systems Sdn Bhd, respectively. PSIL is deemed to have an interest in all of the Astro Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 99.999% of the share capital in UTSB. The shares in PSIL are held 100% by Excorp which is deemed to have an interest in all of the Astro Shares in which PSIL has an interest. The shares in Excorp are in turn held 100% by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Astro Shares through Excorp, it does not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust. b) TAK is a major shareholder of Astro with a deemed equity interest over 819,082,908 Astro Shares representing 42.69% of the share capital of Astro by virtue of the following: i) PanOcean's deemed interest in the Astro Shares as described in Section 1(a) on Major Shareholders above. Although TAK is deemed to have an interest in the Astro Shares, he does not

	Major Shareholders	Nature of Relationship and details of the interests
		have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust. ii) The interests of East Asia Broadcast Network Systems N.V., Pacific Broadcast Systems N.V., Home View Limited N.V. and Southpac Investments Limited N.V which collectively hold 324,032,818 Astro Shares representing 16.89% of the share capital of Astro by virtue of his 100% control of the shares of their respective ultimate holding companies viz Tucson N.V., Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V. respectively; and iii)The interests of Ujud Cergas Sdn Bhd, Metro Ujud Sdn Bhd, Mujur Sanjung Sdn Bhd, Prisma Gergasi Sdn Bhd and Ujud Murni Sdn Bhd which collectively hold 15,430,117 Astro Shares representing 0.80% of the share capital of Astro by virtue of his 100% control of the shares of their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively.
2.	Tun Haji Mohammed Hanif bin Omar ("THO"), Dato' Haji Badri bin Haji Masri ("DB"), Hj. Affendi bin Tun Hj. Mohd Fuad Stephens ("AF"), and Mohamad Shahrin bin Merican ("MSM")	**Maxis** a) THO, DB, AF and MSM are major shareholders of Maxis having a deemed equity interest over 329,775,665 Maxis Shares representing 13.35% of the share capital of Maxis in which Harapan Nusantara Sdn Bhd ("HNSB") has an interest by virtue of their respective interests over 250,000 shares of HNSB representing 25% of the issued and paid-up share capital of HNSB. HNSB is deemed to have an interest in all of the Maxis Shares in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd ("CMSB"), Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") ("HNSB Subsidiaries") have an interest by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the HNSB Subsidiaries. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, THO, DB, AF, MSM and HNSB do not have any economic interest in those Maxis Shares held by the HNSB Subsidiaries. b) MSM also has a direct equity interest over 130,000 Maxis Shares representing 0.005% of the share capital of Maxis. c) THO was a director of Maxis within the 12 months preceding the date on which the terms of the Transaction were agreed upon. THO is deemed to have an interest over the remaining 2,000,000

	Major Shareholders	Nature of Relationship and details of the interests
		Maxis Shares representing 0.08% of the share capital of Maxis held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB. THO also has a direct equity interest over 500,000 Maxis Shares representing 0.0202% of the share capital of Maxis held through a nominee. e) THO, DB, AF and MSM do not have any equity interest in MMS or MMSB. **Astro** a) THO, DB, AF and MSM are major shareholders of Astro with each having a deemed equity interest over 177,446,535 Astro Shares representing 9.25% of the share capital of Astro in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Astro Shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Astro Shares under discretionary trusts for Bumiputera objects and as such none of THO, DB, AF, MS and HTSB have any economic interest over these shares. Further, as THO, DB, AF, MSM and HTSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Astro they are not deemed to have an interest in the shares of AAAN Bermuda, MBNS or MIT. b) DB also has a deemed equity interest over 500,000 Astro Shares representing 0.03% of the share capital of Astro by virtue of his 99% direct equity interest in Ratna Pelangi Sdn Bhd. DB is the Chairman and a Director of Astro. He is also a Director of AAAN Bermuda and MBNS. c) AF also has an indirect equity interest over 60,000 Astro Shares representing 0.003% of the share capital of Astro held through a nominee. AF is a director of MBNS and several subsidiaries of MBNS.

	Major Shareholders	Nature of Relationship and details of the interests
		d) MSM has a direct equity interest over 166,600 Astro Shares representing 0.01% of the share capital of Astro. e) THO, DB, AF and MSM do not have any equity interest in AAAN Bermuda, MBNS or MIT

Appendix III

	Person connected to major shareholder	Nature of Relationship and details of the interests
1.	Dato' Mohamed Khadar bin Merican ("Dato' Khadar")	**Maxis** a) Dato' Khadar, being the brother of MSM, is a person connected to MSM, a major shareholder of Maxis. b) Dato' Khadar has a direct equity interest over 15,000 Maxis Shares representing 0.0006% of the share capital of Maxis held through a nominee. c) Dato' Khadar does not have any equity interest in MMS or MMSB. **Astro** a) Dato' Khadar is a Director of Astro. b) Dato' Khadar has a direct equity interest over 250,000 Astro Shares representing 0.01% of the share capital of Astro. Dato' Khadar does not have any equity interest in AAAN Bermuda, MBNS or MIT.

General Announcement
Reference No **MC-041029-59987**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/10/2004**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD - MAXIS BROADBAND SDN BHD'S SETTLEMENT WITH HOUSING DEVELOPERS**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") refers to the Company's previous disclosures, in relation to Maxis Broadband Sdn Bhd (234053-D) ("Maxis Broadband"), a wholly owned subsidiary of the Company pertaining to the following matter:-

> A number of housing developers had made separate claims against Maxis Broadband for various forms of relief including specific performance, indemnities and/or damages totalling approximately RM19 million (as at 21 May 2004), general damages, interest and costs for alleged failure by Maxis Broadband in the provision of certain services relating to the supply of telecommunications infrastructure to their housing development projects. The said claims have been provided for in Maxis' financial statements.

The Board of Directors of Maxis wishes to announce that Maxis Broadband and three of the housing developers who had made claims against Maxis Broadband have today settled these issues. With the settlement, the outstanding claims against Maxis Broadband by the remaining housing developers totals approximately RM4 million.

The settlement will not have a material effect on the net tangible assets and the consolidated earnings of Maxis for the financial year ending 31 December 2004.

The Board of Directors of Maxis is of the opinion that the settlement is in the best interests of the Maxis Group.

This announcement is dated 29 October 2004.

General Announcement
Reference No **MC-041027-55500**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/11/2004**

Type : **Announcement**
Subject : **NOTIFICATION PURSUANT TO PARAGRAPH 14.09(a) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES") (the "LR") OF DEALINGS OUTSIDE CLOSED PERIOD**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 1 November 2004 pursuant to Paragraph 14.09(a) of the LR, from Y. Bhg. Dato' Jamaludin Bin Ibrahim, a Director and the Chief Executive Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

i) Disposal of 25,000 ordinary shares of RM0.10 each, representing 0.001% of the issued share capital of Maxis at RM8.60 each on 21 October 2004.

ii) Disposal of 25,000 ordinary shares of RM0.10 each, representing 0.001% of the issued share capital of Maxis at RM8.60 each on 22 October 2004.

The total number of shares held by Y. Bhg. Dato' Jamaludin Bin Ibrahim after the disposal is 400,000 shares.

This announcement is dated 1 November 2004.

General Announcement
Reference No **MC-041103-37686**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/11/2004**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("MAXIS") PRESS RELEASES**

Contents :

Please find attached Maxis' joint and local press releases in conjunction with the signing of an agreement to form a regional mobile alliance, Bridge Mobile Alliance, which will operate through a Singapore-incorporated company, Bridge Mobile Pte Ltd.

The details are contained in the attached press releases.

This announcement is dated 3 November 2004.


Bridge Press Release.pdf


Maxis Press Release.pdf



News Release

Seven leading Asia Pacific mobile operators to form region's largest joint venture mobile company

Regional mobile services for potential base of over 300 million customers
Shared regional mobile infrastructure to be built

Singapore, 3 November 2004 – Seven leading Asia Pacific mobile operators today signed an agreement to form a regional mobile alliance, **Bridge Mobile Alliance**, which will operate through a Singapore-incorporated company, **Bridge Mobile Pte Ltd** ('Bridge Mobile'). The joint venture company will look at driving commercial and other benefits for the operators and delivering regional mobile services to their subscribers.

The seven operators are Bharti (India), Globe Telecom (Philippines), Maxis (Malaysia), Optus (Australia), SingTel (Singapore), Taiwan Cellular Corporation (Taiwan) and Telkomsel (Indonesia). Together, the group has a combined base of over 56 million subscribers, making it the largest mobile joint venture in the Asia Pacific region.

Mr Lim Chuan Poh, Chairman of Bridge Mobile, and CEO of SingTel Mobile, noted: "Currently, there are several strategic issues facing the mobile operators in the Asia Pacific. The region is made up of highly diversified cultures, economies, mobile market maturity and varying degrees of technological development. As a result, mobile operators in the region are unable to fully capitalise on economies of scale. Through varied implementation, cross border interoperability beyond basic voice service at best remains poor. In addition, there is a risk of further market fragmentation with the emergence and adoption of different technological standards.

"The forming of Bridge Mobile, to drive the alliance, is an indication of the level of commitment by the mobile operators to work closely to overcome these challenges, and share the risks and benefits involved in making the partnership work. Together, we can bring about a better mobile experience for users across the region."

Bridge Mobile will be the commercial vehicle in which the seven operators jointly invest to build and establish a regional mobile infrastructure and common service platform. This will enable the creation and seamless delivery of regional mobile services across geographical borders, and enhance the service experience of their mobile customers when they roam from one country to another.

Bridge Mobile will also develop new products and services on a regional basis, and create competitive advantages and differentiation for the mobile operators in their respective markets.



Mr Lim said: "While most operators are able to control the accessibility and service experience of their customers within their home network, they are not able to effectively do so when the customers leave their home network. Consequently customers do not enjoy a consistent service offering and experience when they roam from one country to another.

"The common service platform will enable a seamless delivery of services across the respective mobile operator's network, thereby enabling the operators to better serve their customers even when they are abroad, and they can do so cost effectively."

The seven mobile operators will subscribe for an equal number of shares in Bridge Mobile for cash at par. As founding shareholders, they will each have a permanent seat on its board of directors. Based on the initial business plan, Bridge Mobile is expected to invest up to US$30 million - US$40 million over three years.

In addition to the seven operators, other mobile operators in the Asia Pacific region, and strategic partners such as technology and application solution vendors, will be offered membership in the Bridge Mobile Alliance. This will establish a community of strategic partnerships for the alliance members.

Mr Lim said: "Starting with a base of over 56 million subscribers representing the initial seven shareholders' subscriber base, and the potential to reach over 300 million subscribers represented by the key markets in the Asia Pacific region in the near future, the Bridge Mobile Alliance will grow in both strength and size as the largest multi-market mobile alliance in the region. Our size will allow us to command significant commercial benefits and economies of scale to the alliance members."

Bridge Mobile is expected to be operational by the first quarter of 2005, with the launch of an initial suite of services to be announced in due course. These include improved voice and data roaming services, a single source of supply of mobile services in the Asia Pacific for multinationals and large corporate customers, and other joint product development initiatives.

Mr Teo Ming Kian, Chairman of the Singapore Economic Development Board, who was the Guest of Honour at the signing ceremony of the Bridge Mobile joint venture, said: "We are pleased that Bridge Mobile has chosen to establish its global headquarters and R&D centre in Singapore. Bridge Mobile will be a magnet to attract leading handset, network equipment provider, technology and content players to establish high value-added mobile activities in Singapore. This will give a significant boost to Singapore's standing as a leading wireless and mobility hub in Asia Pacific."

More information can be found at www.bridgemobilealliance.com.

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Media contacts:

Bharti
Deepak Jolly
Director – Corporate Communications
Tel: + 91 11 5166 6146
Hp: +91 98 1018 2447
Email: deepak.jolly@bharti.com

Maxis
Anita Matthews
Manage, Media Relations
Tel: +60 3 2330 7173
Hp: +60 12 2770 568
Email: MANITA@maxis.com.my

SingTel
Andrienne Tho (Ms)
Corporate Communications Manager
Tel: +65 6839 4934
Hp: +65 9678 3697
Email: andrienne@singtel.com

Telkomsel
Rahayu Kusumaningsih (Ms)
Tel: +62 21 5240811 ext. 11012
Fax: +62 21 52906101
Hp: +62 811 14 8981
Email: ahayu_kusumaningsih@telkomsel.co.id

Globe Telecom
Jones Campos
Head, Public Relations
Tel: +63 2 739 3074
Hp: +63 917 818 1015
Email: jtcampos@globetel.com.ph

Optus
Melissa Favero
General Manager, Corporate Affairs
Tel: +61 9342 5030
Hp: +61 412 001 487
Email: melissa.favero@optus.com.au

Taiwan Cellular Corp.
Josephine Juan
Director, Public Affair Division
Tel: +886 6636 6970
Hp: +886-935-150000
Email: jjuan@tcc.net.tw



Operator Quotes

"We are delighted to be a part of this innoventure which gives us the opportunity to work with alliance partners who have been forerunners in mobile telephony in the region and also bring to our customers a suite of world class services. With India emerging as a global business, tourist and research hub, it is only prudent that mobile users coming into the country experience world class but uniform mobile services. Also, given that the Asia Pacific is already an established tourist and business hub in the region, it is imperative that our mobile base of nearly nine million customers avail of the benefits of services like seamless roaming, the ability to dial the same short code to access customer and voicemail services and the topping up of their prepaid accounts at any of the counters belonging to Bridge Mobile Alliance operators."

- Mr Manoj Kohli, President of Mobility, Bharti Tele-Ventures

"The Bridge Mobile initiative is indeed an exciting opportunity for Globe. Increasingly, the business of Globe is taking on a dimension beyond the Philippines. On the one hand, we have a significant number of overseas Filipinos and we are looking to serve their needs for connectivity with their families in the Philippines. On the other, there is also an increasing number of interesting innovations and applications coming out from the Philippines that are relevant to the markets of our Bridge Mobile Alliance partners. These include Globe's *AutoloadMax*, *Share-a-load* and the most recent breakthrough "*G-Cash*" innovation for micro-payments, peer-to-peer cash transfers and domestic and international remittance. In all these instances, Bridge Mobile can serve a critical role in maximising the opportunities available to Globe, while providing its other members access to Globe-developed services that may be relevant to their markets"

- Mr Gerardo C. Ablaza, Jr, President and CEO, Globe Telecom

"We believe that a regional alliance or partnership is key to our growth strategy. Ultimately, our intention is to provide better service to our inbound and outbound customers. Through Bridge Mobile, we can provide greater accessibility and seamless service to our customers when they roam overseas. We want them to feel at home when they travel by being able to access many of the services that are readily available domestically. Similarly, we have almost 10 million tourists each year visiting Malaysia from this region who also expect the level of service to be comparable with that of their home network.

"We also believe that through the sharing of infrastructure, technology platforms and joint development from this alliance, Maxis is able to exercise greater cost efficiencies and respond faster in delivering advanced mobile services to our customers in Malaysia."

- Dato Jamaludin Ibrahim, CEO, Maxis Communications Berhad



"We have more than 50,000 of our consumer and business customers travelling to Asia every month. The Bridge Mobile joint venture will link Optus to a group of like-minded mobile companies in the region, so that we can provide innovative mobile telecommunications and cost effective, easy to use services to our customers when they are overseas. The primary objective is to ensure that our customers have the same seamless and transparent use of voice and data services on their mobiles when they are out of the country, as they do when they are in Australia."

- Mr Allen Lew, Managing Director, Optus Mobile

"SingTel's own experience shows that being part of a regional mobile grouping can generate tangible benefits for its members. The Bridge Mobile members are top players in the region and bring to the partnership their own understanding and experience of their respective local markets. By bringing together our collective strengths and knowledge sharing, we will upgrade our regional status and enhance our relationships with the strategic partners to better engage for joint technology roadmap planning, research and development initiatives and strategic business partnerships. We want them to recognise Bridge Mobile as a strategic partner and leverage the collaboration opportunities to achieve the synergies and competitive advantages that are truly unique through this partnership, which would not be otherwise attainable individually."

- Mr Lim Chuan Poh, CEO, SingTel Mobile

"TCC believes that taking part in Bridge Mobile reflects TCC's commitment in maximising both shareholders and customers value. We anticipate this joint venture will help TCC to create differentiation and competitive advantage in a saturated local market by inter-working with regional top players."

- Mr Harvey Chang, CEO, Taiwan Cellular Corp. (TCC), Taiwan

"We at Telkomsel see Bridge Mobile as an opportunity not only to speed up services and product development and hence serve our customers better, but also to improve overall company positioning both in the domestic and regional market. Our customers who travel overseas in the region or Indonesians living in the region - with Bridge Mobile they can enjoy Telkomsel's services as if they were at their homeland."

- Mr Bajoe Narbito, President Director, Telkomsel, Indonesia

Maxis customers benefit from region's largest mobile alliance

KUALA LUMPUR, 3 November 2004 – Maxis Communications Berhad ("Maxis") customers are expected to enjoy better seamless cross-border services and access to more advanced products as a result of the company's latest entry into a regional alliance.

The alliance is part of the company's growth strategy as it gears up for globalisation. The alliance will also give Maxis access to a combined base of over 56 million mobile subscribers.

Today, Maxis signed a joint venture agreement with six other leading operators in the Asia-Pacific to form Bridge Mobile Alliance. The regional grouping will operate through Bridge Mobile Pte Ltd ("Bridge"), a Singapore-incorporated company.

Maxis will be a founding member of the alliance together with, Bharti (India), Globe Telecom (Philippines), Optus (Australia), SingTel (Singapore), Taiwan Cellular Corporation (Taiwan) and Telkomsel (Indonesia). These operators are all market leaders in their respective countries.

Chief Executive Officer Dato' Jamaludin Ibrahim said that some of the seamless services Maxis customers will be able to enjoy immediately are:

- Better voice and data roaming in these countries,
- Virtual Home Environment (VHE) experience when roaming, and
- Topping up prepaid accounts at the alliance partners' service counters.

More seamless services are expected to be rolled out in the coming months.

"These seamless services are very attractive for both our customers travelling in these six countries and for travellers coming to Malaysia from the region," he said, adding that almost 10 million tourists visit Malaysia annually from the region.

Jamaludin said that Maxis customers are able to experience better compatibility in data services like GPRS and MMS, and later, 3G, through this alliance of market leaders.

With VHE, customers will be able to access their home network's voicemail and customer service helpline through the same short-codes as they would normally do at home. "There will be no special numbers to remember or dial," Jamaludin said.

He added that Maxis is also able to leverage on the alliance for joint product development. "We will bring to market a dozen or so new products and services over the course of 2005," he said.

"The advantage of sharing infrastructure, platforms and best practises will result in faster product development and significant cost savings which will directly benefit our customers," said Jamaludin.

Maxis is an equal shareholder of Bridge through an initial investment of US$1.0 million and it will have a permanent seat on its board of directors. It is also a member of the first executive committee of Bridge.

Bridge plans to invest up to US$30 million to US$40 million over three years and is expected to be operational in the first quarter of 2005.

For more information, please visit www.bridgemobilealliance.com.

About Maxis Communications Berhad

Maxis is Malaysia's premier telecommunications company and market leader with over 40% market share that provides high quality voice and data services to more than 5 million customers. Its mobile postpaid and prepaid services are offered under the Maxis and Hotlink brands respectively. The company has achieved its leading position through a clear strategy of developing premium brands, providing quality network and customer services and introducing innovative services and products. In support of its mobile business, Maxis also operates an international portal as well as a domestic fixed line network which offers voice and data services to business customers. Its broadband infrastructure includes fibre optic, microwave and VSAT technologies. For more information on Maxis, please visit our corporate website at http://www.maxis.com.my/.

Issued by the Corporate Communications Department of Maxis Communications Berhad. For further details, please contact Anita Matthews at tel: (603) 2330 7173, fax (603) 2330 0008, and email manita@maxis.com.my or Sharifah Bahiyah (Abby) at tel: (603) 2330 7049, fax (603) 2330 0008 and email bshari@maxis.com

General Announcement
Reference No MC-041109-54145

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/11/2004**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") PROPOSED PROGRAMMES OF, OFFER FOR SUBSCRIPTION OR PURCHASE OF, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE, RM500.0 MILLION COMMERCIAL PAPERS/MEDIUM TERM NOTE PROGRAMME AND RM500.0 MILLION MEDIUM TERM NOTE PROGRAMME**

Contents :

1. INTRODUCTION

The Board of Directors of Maxis wishes to announce that Maxis intends to undertake the following proposals:

(a) Proposed RM500.0 million Commercial Paper/Medium Term Note Programme; and
(b) Proposed RM500.0 million Medium Term Note Programme
(collectively, the "Proposed Programmes")

2. DETAILS OF THE PROPOSED PROGRAMMES

Summary of the Indicative Principal Terms of the Proposed Programmes

Please refer to Table 1.

3. RATIONALE FOR THE PROPOSED PROGRAMMES

The funds raised from the Proposed Programmes would enable Maxis to utilise the same to refinance existing debt, to finance capital expenditure and for other general funding requirements and general corporate purposes of Maxis and its subsidiaries.

4. CONDITIONS OF THE PROPOSED PROGRAMMES

The Proposed Programmes are subject to the Securities Commission ("SC")'s approval.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors and/or Major Shareholders or persons connected to them has an interest, direct or indirect in the Proposed Programmes.

6. SUBMISSION TO AUTHORITIES

Application in relation to the Proposed Programmes to the relevant authority is expected to be made within the next three (3) months from the date of this announcement.

7. FURTHER ANNOUNCEMENT

Further announcement would be made as and when the SC approval is obtained and when the facility under the Programme is drawn down.

This announcement is dated 9 November 2004.

Table 1: Summary of Indicative Principal Terms of the Proposed Programmes

1.	Issuer	:	Maxis Communications Berhad ("Issuer").
2.	Programme Type & Limit	:	RM500.0 Million Commercial Paper / Medium Term Note Programme ("CP/MTN Programme") and RM500.0 Million Medium Term Note Programme ("MTN Programme"). The Commercial Papers shall be referred to as "CPs" and the Medium Term Notes shall be referred to as "MTNs". The Commercial Papers and/or the Medium Term Notes shall be referred to as the "Notes" and the holders of the Commercial Papers and/or the Medium Term Notes shall be referred to as the "Noteholders".
3.	Issue Price	:	a. CP/MTN Programme CPs CP shall be issued at a discount to face value and the price payable for each CP shall be calculated in accordance with the formula as set out in the "Rules on the Fully Automated System for Issuing/Tendering ("FAST") for Private Debt Securities" ("FAST Rules") issued by BNM: MTNs MTN may be issued at par, a discount or a premium to the face value and the price payable for each MTN shall be calculated in accordance with the formula as set out in the FAST Rules. b. MTN Programme MTN may be issued at par, a discount or a premium to the face value.
4.	Interest/Coupon	:	a. CPs The CPs will bear no coupons. b. MTNs The interest rates for the MTNs will depend on the mode of issue selected by the Issuer at the point of issuance, subject to agreement between the Issuer and the placee(s).
5.	Interest/Coupon Payment frequency	:	a. CPs Not applicable as the CPs will bear no coupon and will be issued at a discount to its face value. b. MTNs

			Where interest rates are payable, it will be a fixed rate payable semi-annually in arrears.
6.	Tenor of the Proposed Programmes	:	a. CP/MTN Programme The CP/MTN Programme will have a tenor of 7 years from the date of the first issue of the CP or MTN. b. MTN Programme The MTN Programme will have a tenor of 30 years from the date of the first issue of the MTN.
7.	Security		None.
8.	Status	:	The Notes to be issued under the Proposed Programmes shall constitute direct, unconditional, unsecured and unsubordinated obligations of the Issuer ranking at all times at least pari passu without any preference amongst themselves and with all other direct, unconditional, unsecured and unsubordinated liabilities of the Issuer, present or future, other than liabilities preferred by law and liabilities which benefit from liens or are subject to rights of set-off arising in the normal course of trading.
9.	Redemption	:	Unless previously purchased and cancelled, the Notes will be redeemed at their principal amount on the relevant maturity date.
10.	Selling Restrictions	:	Selling Restrictions At Issuance The CPs and/or MTNs may not be offered or sold directly or indirectly, nor may any document or other material in connection therewith be distributed in Malaysia, other than to persons falling within any one of the categories of persons specified under a. Schedule 2 or Section 38(1)(b); b. Schedule 3 or Section 39(1)(b); and c. Schedule 5 or Section 66(3) of the Securities Commission Act 1993 (as amended from time to time). Selling Restrictions Thereafter The CPs and/or MTNs may not be offered or sold directly or indirectly, nor may any document or other material in connection therewith be distributed in Malaysia, other than to persons falling within any one of the categories of persons specified under: a. Schedule 2 or Section 38(1)(b); and

			b. Schedule 5 or Section 66(3) of the Securities Commission Act 1993 (as amended from time to time).
11.	Governing Law	:	Malaysian law.
12.	Trustee	:	Pacific Trustees Berhad.
13.	Principal Adviser/Lead Arranger	:	HSBC Bank Malaysia Berhad ("HSBC").
14.	Facility Agent	:	HSBC.
15.	Authorised Depository		CP/MTN Programme HSBC. MTN Programme Bank Negara Malaysia
16.	Indicative Rating	:	Indicative Short Term Rating: P1 Indicative Long Term Rating: AAA Assigned by Rating Agency Malaysia Berhad.
17.	Underwriting	:	Non-underwritten.
18.	Listing	:	The Notes will not be listed on any stock exchange.

80FORM 24
Companies Act 1965
[Section 54(1)]

2

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 11 day of **October, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	80,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **26,000** shares	-	RM4.36	-
[c] Amount paid on **54,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **26,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **54,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of **October, 2004**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,470,945,000** shares of RM0.10 each and the paid-up capital is **RM247,094,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**18,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**23,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**12,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	27,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	80,000

Dated this 18 day of **October, 2004**



....

DATO' JAMALUDIN IBRAHIM
Director



....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 14 day of **October, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	53,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **25,000** shares	-	RM4.36	-
[c] Amount paid on **5,000** shares	-	RM4.80	-
[c] Amount paid on **23,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **25,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **5,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **23,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 day of **October, 2004**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,470,998,000** shares of RM0.10 each and the paid-up capital is **RM247,099,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**18,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**16,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	19,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	53,000

Dated this 19 day of **October, 2004**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 18 day of **October**, **2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	187,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **90,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM4.80	-
[c] Amount paid on **81,000** shares	-	RM5.13	-
[c] Amount paid on **14,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **90,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **81,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **14,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 25 day of **October, 2004**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,471,185,000** shares of RM0.10 each and the paid-up capital is **RM247,118,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**27,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**52,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**77,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	31,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	187,000

Dated this 25 day of **October, 2004**



TAN POH CHING

Director



DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.

Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 21 day of **October, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	190,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **94,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM4.80	-
[c] Amount paid on **87,000** shares	-	RM5.13	-
[c] Amount paid on **7,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **94,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **87,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of **October, 2004**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,471,375,000** shares of RM0.10 each and the paid-up capital is **RM247,137,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**29,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**115,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**16,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	30,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	190,000

Dated this 28 day of **October, 2004**



....
DATO' JAMALUDIN IBRAHIM

Director



....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **25** day of **October**, **2004**.

	Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	85,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **41,000** shares	-	RM4.36	-
[c]	Amount paid on **32,000** shares	-	RM5.13	-
[c]	Amount paid on **12,000** shares	-	RM6.47	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **41,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **32,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM6.37	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of October , 2004



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,471,460,000** shares of RM0.10 each and the paid-up capital is **RM247,146,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**22,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**17,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	46,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	85,000

Dated this 29 day of October , **2004**





DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH

Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 28 day of **October, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	235,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **120,000** shares	-	RM4.36	-
[c]	Amount paid on **109,000** shares	-	RM5.13	-
[c]	Amount paid on **6,000** shares	-	RM6.47	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **120,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **109,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM6.37	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 02 day of **November, 2004**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,471,695,000** shares of RM0.10 each and the paid-up capital is **RM247,169,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**71,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**45,000**
(c)	the number of shares allotted to non-citizens	**-**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**83,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 36,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 235,000

Dated this 02 day of **November, 2004**



DATO' JAMALUDIN IBRAHIM

Director



DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 01 day of November , **2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	130,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **52,000** shares	-	RM4.36	-
[c]	Amount paid on **60,000** shares	-	RM5.13	-
[c]	Amount paid on **18,000** shares	-	RM6.47	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **52,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **60,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **18,000** shares	-	RM6.37	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 04 day of **November, 2004**



....
DATO' JAMALUDIN IBRAHIM
Director



....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,471,825,000** shares of RM0.10 each and the paid-up capital is **RM247,182,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**11,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**48,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	71,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	130,000

Dated this 04 day of **November, 2004**



....

DATO' JAMALUDIN IBRAHIM

Director



....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.

Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 04 day of **November, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	66,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **28,000** shares	-	RM4.36	-
[c]	Amount paid on **9,000** shares	-	RM4.80	-
[c]	Amount paid on **29,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **28,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **29,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 10 day of **November, 2004**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,471,891,000** shares of RM0.10 each and the paid-up capital is **RM247,189,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**12,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**16,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**30,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	8,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	66,000

Dated this 10 day of **November, 2004**



....

DATO' JAMALUDIN IBRAHIM

Director



....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.

Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **November, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	129,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **57,000** shares	-	RM4.36	-
[c] Amount paid on **11,000** shares	-	RM4.80	-
[c] Amount paid on **52,000** shares	-	RM5.13	-
[c] Amount paid on **9,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **57,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **11,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **52,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **9,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 10 day of **November, 2004**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,472,020,000** shares of RM0.10 each and the paid-up capital is **RM247,202,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**50,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**46,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	33,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	129,000

Dated this 10 day of **November, 2004**



....

DATO' JAMALUDIN IBRAHIM

Director



....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000